UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Adjournment of Extraordinary General Meeting

On June 4, 2024, SMX (Security Matters) Public Limited Company (the “Company”) convened its previously announced Extraordinary General Meeting of Shareholders (the “Meeting”). However, the Meeting was adjourned for one week to the same day, time and place due to a lack of quorum. Accordingly, the Meeting will be reconvened on Tuesday, June 11, 2024 at 10:00 a.m. (Eastern Time) and 3:00 p.m. (Irish Time), at Mespil Business Centre, Mespil House, Sussex Road, Dublin, 4 Ireland, D04 T4A6. (the “Adjourned Meeting”). If a quorum is not present at the Adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum, and shall be entitled to deliberate and to resolve in respect to the matters for which the Meeting was convened. Proxy cards delivered for the Meeting will be voted at the Adjourned Meeting.

Resignation of Director

On May 31, 2024, Pauline Khoo, an independent member of the Company’s Board of Directors, the Chairperson of the Company’s Audit Committee and a member of the Company’s Compensation Committee, resigned from her positions with the Company. The resignation was not because of a disagreement with the Company known to an executive officer of the Company, on any matter relating to the Company’s operations, policies or practices.

The Company is identifying a replacement director meeting the independence requirements and audit committee requirements of the Nasdaq Stock Market, and will announce such appointment upon approval by the Board of Directors of the Company in accordance with Irish law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 5, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer